1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 15, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE

RESOLUTIONS PASSED AT THE 2012 ANNUAL

GENERAL MEETING

The 2012 annual general meeting of the Company was held on 15 May 2013. All resolutions set out in the Notice of AGM dated 25 March 2013 were duly passed at the AGM.

The Company will distribute a final dividend of RMB0.36 per share (tax inclusive) for the year ended 31 December 2012 to all of the shareholders.

The 2012 annual general meeting (the “AGM”) was convened by Yanzhou Coal Mining Company Limited (the “Company”) at 9:00 a.m. on Wednesday, 15 May 2013 in the Conference Room of the Company at Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”). All resolutions set out in the notice of AGM dated 25 March 2013 (the “Notice of AGM”) were duly passed at the AGM. The convening of and voting at the AGM were in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

1. CONVENING AND ATTENDANCE OF THE AGM

(1) Convening of the AGM

1.	Time: 9:00 a.m. on 15 May 2013

2.	Venue: Conference Room of the Company, Zoucheng, Shandong Province, the PRC

3.	Method: On site voting

4.	Convened by: the board of directors of the Company (the “Board”)

5.	Chairman: Mr. Li Weimin, chairman of the Board

(2) Attendance of the AGM

(i) There are 2,960,000,000 A shares and 1,958,400,000 H shares entitling the holders to attend and vote on a resolution at the AGM. Attendance of shareholders and their proxies at the AGM are as follows:

Number of shareholders/proxies attending the AGM	5
including: -number of shareholders/proxies of domestic shares	4
-number of shareholders/proxies of H shares	1
Representing: number of shares carrying voting rights	3,116,172,091
including: -number of shares held by holders of domestic shares	2,600,081,369
-number of shares held by holders of H shares	516,090,722
Percentage (%) of the total issued shares carrying voting rights of the Company	63.367%
including: -percentage of domestic shares	52.864%
-percentage of H shares	10.493%

(ii) ten directors of the Company (the “Directors”), four supervisors, the general Manager, the chief Financial officer and the secretary to the Board and other senior management of the Company attended the meeting. One Director did not attend due to work commitment.

2. RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of AGM were considered and passed by way of registered poll at the AGM. Please refer to the appendix “Poll Results Table of 2012 Annual General Meeting of Yanzhou Coal Mining Company Limited” for the voting results of each resolution.

Please refer to the Notice of AGM and circular of AGM of the Company dated 25 March 2013 for the details of the resolutions. Such documents have been published on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the website of the Company.

There was no share entitling the holder to attend and abstain from voting in favour of any resolution pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) at the AGM; no shareholder was required under the Listing Rules to abstain from voting at the AGM.

3. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed Beijing King & Wood PRC Lawyers (“King & Wood”) to act as scrutineer for the vote-taking at the AGM.

The Company appointed King & Wood to witness the relevant matters at the AGM. King & Wood appointed Tang Lizi and Gao Zhao to attend the AGM and issued a legal opinion stating that certain matters such as convening and holding of the AGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the Articles of Association; the qualification of the attendance and the convener of the AGM, the procedures and results of voting at the AGM were valid and effective; and the resolutions passed at the AGM were valid and effective.

4. DISTRIBUTION OF FINAL DIVIDEND

Pursuant to resolution No. 4 of the AGM and as authorized at the AGM, the Board will distribute a final dividend for the year 2012 to:

(1) holders of the Company’s domestic shares; and

(2) holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Thursday, 20 June 2013.

To determine the identity of the shareholders of the Company entitled to receive the final dividend, the Company’s register of members of H shares will be closed from Saturday, 15 June 2013 to Thursday, 20 June 2013 (both days inclusive), during which period no transfer of H shares of the Company will be registered. In order to be entitled to the final dividend, H shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 14 June 2013.

Details of distribution of dividend:

(a) A final dividend of RMB0.36 per share (tax inclusive) shall be distributed to the shareholders entitled to such dividend.

(b) Pursuant to the Articles of Association, dividend payable to the shareholders of the Company shall be declared in Renminbi. Dividend payable to holders of the Company’s domestic shares shall be paid in Renminbi while dividend payable to holders of the Company’s H shares shall be paid in Hong Kong dollars, in which case, the following formula shall apply:

Hong Kong dollar for dividend per share= (Renminbi to Hong Kong dollar)	Dividend per share in RMB
Average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividend payable per H share of the Company, the average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend is RMB 0.799 = Hong Kong dollar 1.00. Accordingly, the amount of dividend which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.45 per H share of the Company (tax inclusive).

(c) Withholding and payment of income tax

(i)Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2012 final dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

(ii) Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

The Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the individual H shareholders:

•

For individual H shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend.

•

For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend. If the applicable tax rate of the country (region) of domicile of individual holders as appeared on the Company’s register of members of H shares is less than 10% under tax treaty, such individual holders must submit to the H Share Registrar at or before 4:30 p.m. on Thursday, 20 June 2013 a written authorization and relevant application documents. The Company will forward such application documents to the applicable tax authorities for approval. After receiving such approval, the Company will, for and on behalf of such individual holders, effect the preferential treatments in accordance with the relevant tax treaty and pursuant to the relevant regulations promulgated by the PRC tax authorities.

•

For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•

For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H shareholders in the distribution of final dividend.

The Company will determine the country of residence of the individual H shareholders based on the registered addresses as recorded in the Company’s register of members of H shares at the close of business on Thursday, 20 June 2013 and will accordingly withhold and pay the individual income tax. If the actual residence of any individual H shareholder differs from the registered address, such individual H shareholder shall attend in person with relevant supporting documents to the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before the close of business on Friday, 14 June 2013 to prove his/her residence status. If the individual H shareholders fail to provide the relevant supporting documents to the H Share registrar within the time period stated above, the Company will determine the country of residence of the individual H shareholders based on the recorded registered addresses at the close of business on Thursday, 20 June 2013.

The Company assumes no liability whatsoever in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

Shareholders’ attention should be drawn to the contents of this announcement. The Company recommends individual H shareholders, who have any questions on the above, to consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H shares of the Company.

(d) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 12 July 2013 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(e) Details regarding the distribution of dividend for holders of the Company’s domestic shares will be announced separately in the PRC.

5. DOCUMENTS FOR INSPECTION

(1) Resolutions of the 2012 AGM signed and confirmed by Directors and supervisors who were present at the 2012 AGM, the scrutineer for vote-taking and recorder of the 2012 AGM.

(2) PRC legal opinion issued by King & Wood in respect of the 2012 AGM of the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

15 May 2013

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Poll Results Table of 2012 Annual General Meeting of Yanzhou Coal Mining Company Limited

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
As Ordinary Resolutions
1	Approved the working report of the Board of the Company for the year ended 31 December 2012	3,116,172,091	Total:	3,114,852,091	99.958%	Total:	1,000,000	0.032%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,770,722	16.519%	H shares:	1,000,000	0.032%	H shares:	320,000	0.010%

2	Approved the working report of the supervisor committee of the Company for the year ended 31 December 2012	3,116,172,091	Total:	3,114,852,091	99.958%	Total:	1,000,000	0.032%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,770,722	16.519%	H shares:	1,000,000	0.032%	H shares:	320,000	0.010%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
3	Approved the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2012	3,116,172,091	Total:	3,114,852,091	99.958%	Total:	1,000,000	0.032%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,770,722	16.519%	H shares:	1,000,000	0.032%	H shares:	320,000	0.010%

4	Approved the proposed profit distribution plan of the Company for the year ended 31 December 2012	3,116,172,091	Total:	3,114,852,091	99.958%	Total:	1,000,000	0.032%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,770,722	16.519%	H shares:	1,000,000	0.032%	H shares:	320,000	0.010%

5	Approved the remuneration of the directors and supervisors of the Company for the year 2013	3,116,172,091	Total:	3,114,800,091	99.956%	Total:	1,000,000	0.032%	Total:	372,000	0.012%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,718,722	16.517%	H shares:	1,000,000	0.032%	H shares:	372,000	0.012%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
6	Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”	3,116,172,091	Total:	2,648,939,111	85.006%	Total:	463,710,180	14.881%	Total:	3,522,800	0.113%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	48,857,742	1.567%	H shares:	463,710,180	14.881%	H shares:	3,522,800	0.113%

7	Approved the “Proposal in relation to the reappointment and remuneration of external auditing firm for the year 2013”	3,116,172,091	Total:	3,103,561,132	99.596%	Total:	12,290,959	0.394%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	503,479,763	16.157%	H shares:	12,290,959	0.394%	H shares:	320,000	0.010%

No.	Resolution	No. of shares carrying voting rights	For		Against		Abstain		Passed or Not
			No. of votes (shares)	Percentage (%)	No. of votes (shares)	Percentage (%)	No. of votes (shares)	Percentage (%)
As Special Resolutions
8	Approved the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedure for the Board”.

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
8.1	the amendments to the Articles of Association in relation to profit distribution	3,116,172,091	Total:	3,111,518,781	99.851%	Total:	4,333,310	0.139%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	511,437,412	16.412%	H shares:	4,333,310	0.139%	H shares:	320,000	0.010%

8.2	the amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting and Rules of Procedures for the Board in relation to the decision-making procedures for approving the mutual provision of loans among overseas subsidiaries of the Company	3,116,172,091	Total:	3,111,518,781	99.851%	Total:	4,333,310	0.139%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	511,437,412	16.412%	H shares:	4,333,310	0.139%	H shares:	320,000	0.010%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
9	Approve the “Proposal to authorize the Company to carry out domestic and overseas financing activities”	3,116,172,091	Total:	3,114,852,091	99.958%	Total:	1,000,000	0.032%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,770,722	16.519%	H shares:	1,000,000	0.032%	H shares:	320,000	0.010%

10	Approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries”;	3,109,112,646	Total:	3,104,099,332	99.839%	Total:	4,693,314	0.151%	Total:	320,000	0.010%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.625%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	504,017,963	16.211%	H shares:	4,693,314	0.151%	H shares:	320,000	0.010%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
11	Approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”.	3,123,231,536	Total:	2,671,008,652	85.521%	Total:	444,843,439	14.243%	Total:	7,379,445	0.236%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.247%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	70,927,283	2.271%	H shares:	444,843,439	14.243%	H shares:	7,379,445	0.236%

12	Approved “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”.	3,116,172,091	Total:	3,114,746,091	99.954%	Total:	1,000,000	0.032%	Total:	426,000	0.014%	Yes
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	83.436%	Domestic tradable shares subject to trading moratorium:	0	0.000%	Domestic tradable shares subject to trading moratorium:	0	0.000%
			Domestic tradable shares not subject to trading moratorium:	81,369	0.003%	Domestic tradable shares not subject to trading moratorium:	0	0.000%	Domestic tradable shares not subject to trading moratorium:	0	0.000%
			H shares:	514,664,722	16.515%	H shares:	1,000,000	0.032%	H shares:	426,000	0.014%

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC